May 26, 2020

Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Edward M. Kelly

Re:	DMC Global Inc.
Registration Statement on Form S-3
File No. 333-238211

Dear Mr. Kelly:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, DMC Global Inc. respectfully requests acceleration of the effective date for its Registration Statement on Form S-3 (File No. 333-238211) (the “Registration Statement”), so that it may become effective at 2:30 p.m. Eastern Time on Thursday, May 28, 2020, or as soon thereafter as practicable.

Please advise John Elofson of Davis Graham & Stubbs LLP at (303) 892-7335 when the order declaring the Registration Statement effective is signed.

Sincerely,

DMC Global Inc.

By:_/s/ Michelle Shepston
Name: Michelle Shepston
Title: Chief Legal Officer and Secretary

cc: John Elofson, Davis Graham & Stubbs LLP